UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

**Date of report (Date of earliest event
reported): January 9, 2017**

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	**0-16633**	**43-1450818**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12555 Manchester Road, Des Peres, Missouri	**63131**
(Address of Principal Executive Offices)	(Zip Code)

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

The Jones Financial Companies, L.L.L.P. (the "Partnership") is disclosing certain of its results of operations related to calendar year 2016. The full text of this information is attached hereto as Exhibit 99.1.

The information contained in this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 3.02. Unregistered Sales of Equity Securities.

On January 9, 2017, the Partnership issued subordinated limited partnership interests (the "SLP Interests"), which are fully described in the Partnership's Nineteenth Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated as of June 6, 2014 (which was filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K, dated June 6, 2014). The Partnership issued the SLP Interests pursuant to Regulation D under the Securities Act of 1933, as amended, to current general partners and retiring general partners of the Partnership for an aggregate price of $51,246,796.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Certain results of operations related to calendar year 2016 disclosed by the Partnership on January 12, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: January 12, 2017

By: /s/ Kevin D. Bastien
    Name: Kevin D. Bastien
    Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Certain results of operations related to calendar year 2016 disclosed by the Partnership on January 12, 2017.

Exhibit 99.1

Edward Jones Announces Strong Results for Full-Year 2016

The Jones Financial Companies, L.L.L.P., including its principal operating subsidiary, Edward D. Jones & Co., L.P. (collectively, "Edward Jones" or the "Firm"), is pleased to announce its full-year 2016 results.

The Firm achieved record results in number of financial advisors and client assets under care. The Firm strives to help serious, long-term investors achieve their financial goals by understanding their needs and implementing tailored solutions. By continuing to grow its number of financial advisors, the Firm is able to help a greater number of clients achieve their financial goals.

Edward Jones ended 2016 with 14,919 financial advisors, a gain of 411 compared to 2015. The Firm ended the year with a record $963 billion of client assets under care, a 10% increase over 2015.

Net revenue in 2016 was $6.6 billion, a 1% decrease compared to 2015, reflecting an 8% increase in fee revenue offset by an 18% decrease in trade revenue. Fee revenue increased to $4.4 billion in 2016 from $4.1 billion in 2015 primarily due to the increased investment of client assets into advisory programs with the launch of two new fee-based advisory programs in 2016 and increases in interest rates. Trade revenue decreased to $2.0 billion in 2016 from $2.4 billion in 2015 primarily due to fewer client dollars invested as a result of market uncertainties and industry changes as well as continued client investment in fee-based programs offered by the Firm. Net income before allocations to partners for 2016 was $746 million, an 11% decrease from 2015.

Financial Highlights
(unaudited, $ in millions, unless otherwise noted)

	As of December 31,			
	2016	**2015**	**Change**	**% Change**
Financial Advisors	14,919	14,508	411	3%
Client Assets Under Care (billions)	$ 963	$ 876	$ 87	10%

	For the years ended December 31,			
	2016	**2015**	**$ Change**	**% Change**
Net Revenue				
Fee Revenue	$ 4,424	$ 4,089	$ 335	8%
Trade Revenue	1,981	2,425	(444)	-18%
Other Revenue, net	152	105	47	45%
Total Net Revenue	$ 6,557	$ 6,619	$ (62)	-1%
Net Income Before Allocations to Partners	$ 746	$ 838	$ (92)	-11%